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                             June 8, 2022

       Mehran Ehsan
       Chief Executive Officer
       Permex Petroleum Corporation
       100 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Permex Petroleum
Corporation
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 12,
2022
                                                            CIK No. 0001922639

       Dear Mr. Ehsan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed May 12, 2022

       Glossary of Terms, page 4

   1.                                                   The definition provided
in your glossary for    Proved Undeveloped Reserves    or    PUDs
                                                        does not appear to be
fully consistent with the definitions in Rule 4-10(a)(22) and (a)(31)
                                                        of Regulation S-X.
Please revise as necessary to resolve the inconsistency and tell us of any implications for
the reserve quantities that you have estimated based on the definition disclosed rather than
the prescribed definition.
       Risk Factors, page 13

   2. Please add risk factor disclosure discussing the more limited SEC reporting requirements applicable to you as a
foreign private issuer, as compared to a domestic reporting
 Mehran Ehsan
FirstName  LastNameMehran  Ehsan
Permex Petroleum Corporation
Comapany
June 8, 2022NamePermex Petroleum Corporation
June 8,
Page 2 2022 Page 2
FirstName LastName
         issuer, and the attendant risks for investors. We note in this regard your disclosures on page 70 of your reporting requirements as a foreign private issuer. Our common shares are subject to the "penny stock" rules of the SEC..., page 23

3. We note your disclosure in this risk factor that your common shares are subject to the
         "penny stock" rules. However, we note your common stock page on OTC Markets, available at https://www.otcmarkets.com/stock/OILCF/overview, discloses that your stock is "Penny Stock Exempt." Please clarify if your common stock is a "penny stock" as defined in SEC Rule 3a51-1 and make consistent disclosure. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 31

4. We note your disclosure projecting gross revenue from oil and gas sales of C$1,400,000 and general administrative expenses of C$800,000 for the next 12 months. Please expand your disclosure to discuss and quantify all material assumptions underlying your projected financial information, and explain how your projections are representative of your current business operations and opportunities, given that you generated only C$59,109 in oil and gas sales revenue in fiscal year ended September 30, 2021 as reported on page F-4. Also please note that revenue projection generally should not be presented without a measure of income such as net income or earnings per share. Refer to additional guidance in Item
         10(b) of Regulation S-K, applicable pursuant to General Instruction C.(e) of Form 20-F, as directed by General Instruction II.B. of Form F-1, and revise your disclosure accordingly.
5. We note the disclosure that you expect to invest additional capital in your oil and gas project development. Please expand your disclosures to quantify any material commitments for capital expenditures as of and subsequent to September 30, 2021 and provide an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Part I,
Item 5.B.3 of Form
         20-F and Item 5.D. of Form 20-F.
Business
Oil and Gas Properties, page 35

6. We note that you have omitted many of the disclosures prescribed by Subpart 1200 of
         Regulation S-K, which is applicable via Instruction 2 to Item 4 of Form 20-F, and Item
         4(a) of Form F-1. We have provided specific Item references in comments where the need for revision or incremental disclosure is apparent. Please ensure that you have considered and satisfied all of the applicable requirements when preparing the amendment to your registration statement.
7. We note your disclosures on pages 8, 29 and 35, indicating that your estimates of oil and gas reserves as of September 30, 2021 and September 30, 2020, have been derived from independent appraisal reports prepared by MKM Engineering.
 Mehran Ehsan
FirstName  LastNameMehran  Ehsan
Permex Petroleum Corporation
Comapany
June 8, 2022NamePermex Petroleum Corporation
June 8,
Page 3 2022 Page 3
FirstName LastName

         Please expand your disclosure under Experts on page 69 to identify the engineering firm, and obtain and file copies of the reserve reports and a consent from the engineering firm as exhibits to comply with Item 1202(a)(8) and Item 601(b)(23) of Regulation S-K, which is applicable pursuant to Item 8(a) of Form F-1.

         Please ensure that the reserve reports from MKM Engineering satisfy the disclosure requirements for reserves reports in Item 1202(a)(8)(i) through (x) of Regulation S-K.
8. You disclose that your reserves as of September 30, 2021 and September 30, 2020 were prepared by MKM Engineering "...using standard engineering practices generally accepted by the petroleum industry and conform to those classifications defined in the
         Canadian Oil and Gas Evaluation Handbook."

         However, you should adhere to the definitions in Rule 4-10(a) of Regulation S-X in preparing the reserve estimates disclosed in your filing to comply with Item 1201(c) of
         Regulation S-K. If your estimates do not fulfill the requirements to be classified as reserves based on these definitions, please revise your disclosures, and obtain and file revised reserves reports, that are consistent with these requirements.
9. Please expand the tabular presentation of your proved and probable reserves to additionally disclose the net quantities of developed and/or undeveloped reserves by separate product types, e.g. oil/condensate, natural gas liquids and natural gas, to comply with Items 1202(a)(2) and (a)(4) of Regulation S-K.
10. Please revise the tabular presentation of reserves provided on pages 8, 29 and 35 and any related .disclosures elsewhere in the filing to remove the arithmetic summation of information relating to the individual estimates of proved and probable reserves.

         Please also include a discussion of the uncertainty relating to your probable reserves, and cautionary language to clarify that because such estimates have not been adjusted for risk associated with this uncertainty, the risk profile is different than for estimates of proved reserves and therefore should not be added together as if they were the same.

         You may refer to Item 1202(a)(5) of Regulation S-K and the Answer to Question 105.01
         in our Compliance and Disclosure Interpretations (   C&DIs   )
regarding Oil and Gas
         Rules, available on our website at
         https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm, if you require
         further clarification or guidance.
11. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your various reserves estimates to comply with Item 1202(a)(6) of Regulation S-K.
 Mehran Ehsan
FirstName  LastNameMehran  Ehsan
Permex Petroleum Corporation
Comapany
June 8, 2022NamePermex Petroleum Corporation
June 8,
Page 4 2022 Page 4
FirstName LastName

12. Please include a discussion of your internal controls pertaining to your estimation of oil and gas reserves, and the qualifications of the technical persons at the company and at
         MKM Engineering who are primarily responsible for overseeing the preparation of the reserves estimates presented in your filing to comply with Item 1202(a)(7) of Regulation
         S-K.
13. Please disclose the information required by Item 1203(b), (c) and (d) of Regulation S-K, relating to your proved undeveloped reserves.
14. Please disclose the average sales prices, net production quantities by final product sold, and average production costs per unit of production, for each of the last three fiscal years to comply with Item 1204 of Regulation S-K.
15. Please expand your disclosure to include (i) the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years and (ii)
         the total number of gross and net productive wells, including wells with royalty interests, as of the end of your current fiscal year, to comply with Items 1205 and 1208(a) of
         Regulation S-K, based on the definitions in Items 1205(b) and 1208(c) of Regulation S-K.
16. Please disclose the total gross and net developed and undeveloped acreage, material undeveloped acreage concentrations, and the expiration dates of leases and concessions to comply with Items 1208(a) and (b) of Regulation S-K.
17. Please disclose your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of September 30, 2021 to comply with Item 1206 of
         Regulation S-K.
Business
Marketing and Customers, page 38

18. We note your disclosure that for the years ended September 30, 2021 and 2020, you had two significant purchasers that accounted for approximately 49% and 45%, respectively, of your total oil, natural gas and NGL revenues, and if you lost one or more of these significant purchasers and were unable to sell your production to other purchasers on terms you consider acceptable, it could materially and adversely affect your business.
         Please include a separate risk factor related to substantial dependence on a limited number of customers, if applicable. See Part I, Item 3.D of Form 20-F. Management, page 45

19. Please revise to disclose the date of expiration of the current terms of each of your directors. Refer to Item 4.a of Form F-1 and Part I, Item 6.C.1 of Form 20-F.
 Mehran Ehsan
FirstName  LastNameMehran  Ehsan
Permex Petroleum Corporation
Comapany
June 8, 2022NamePermex Petroleum Corporation
June 8,
Page 5 2022 Page 5
FirstName LastName
Financial Statements, page F-3

20. Given that you have filed interim financial statements and MD&A covering the six months ended March 31, 2022 on SEDAR, you will need to update your filing to include this information, consistent with Item 8.A.5 of Form 20-F, applicable pursuant to Item 4.a and Item 4A.(b)2 of Form F-1.
Notes to the Consolidated Financial Statements, page F-7

21. Please disclose the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-31 and
         50-35 for the years ended September 30, 2020 and 2021, to comply with
Item 17(b) and
         Instructions 1 and 2 to Item 18 of Form 20-F, applicable via Item 4(b) of Form F-1. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, 55-7 in formulating your disclosures.
Financial Statements
Note 7 - Property & Equipment, page F-17

22. We note you disclosed under this heading that on September 30, 2021, you acquired
         working interest and net revenue interest in the Breedlove    B
Clearfork leases in Texas
         for total purchase price of 25 million common shares issued at fair value of C$3.125 million and 12.5 million share purchase warrants valued at approximately C$1.5 million using the Black-Scholes option pricing model, while you disclosed on pages 28 and 35 that the purchase price was US$2 million payable in 25 million common shares and 12.5 million share purchase warrants.

         Please revise your disclosures as appropriate to explain or resolve the discrepancy, which appears to remain even after giving consideration to the foreign exchange translation rate on September 30, 2021 of US$1 to C$1.27 as disclosed on page 70.
General

23. Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-1. Refer to Rule 405 of Regulation C. Also,
         please disclose in the prospectus the percentage and number of record holders of the
         company   s ordinary shares that are residents of the United States.
Refer to Part I, Item
         7.A.2 of Form 20-F and Item 4(a) of Form F-1.
24. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Joseph Klinko, Staff
Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-
 Mehran Ehsan
Permex Petroleum Corporation
June 8, 2022
Page 6

3699 with questions about engineering comments. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameMehran Ehsan
                                                         Division of
Corporation Finance
Comapany NamePermex Petroleum Corporation
                                                         Office of Energy &
Transportation
June 8, 2022 Page 6
cc:       Andrew Bond, Esq.
FirstName LastName